Aterian, Inc.

37 E. 18th St, 7th Fl

New York, NY 10003

April 6, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Gregory Herbers

Re:    Aterian, Inc.

Registration Statement on Form S-1

Registration No. 333-263904

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aterian, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-263904) of the Company, filed with the Securities and Exchange Commission on March 28, 2022 (the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 4:30 p.m., Eastern Time, on April 8, 2022 or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha H. Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Samantha H. Eldredge of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

ATERIAN, INC.

By:	/s/ Arturo Rodriguez
Arturo Rodriguez
Chief Financial Officer

cc:    Samantha H. Eldredge, Esq. (Paul Hastings LLP)